UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
_____________________
FORM 11-K
for annual reports of employee stock repurchase savings and similar plans pursuant to section
15(d)of the securities exchange act of 1934
_______________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 1-8661
A.	Full title of the plan:

capital accumulation plan of the chubb corporation, chubb & son inc. and participating affiliates

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Chubb Corporation (the “Corporation”)
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
 i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Employee Benefits Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates (the “Plan”)
We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 2007 and 2006 and the statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s administrators. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held At End of Plan’s Year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrators. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Mitchell & Titus LLP
New York, New York
June 23, 2008

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006

Assets

Beneficial Interest in The Chubb Corporation

Master Trust (Notes 2 and 3)	$1,719,749,739	$1,609,944,030

Participant Loans	22,188,945	21,921,539

Employer Match Receivable	25,176,040	22,903,576

Net assets available for benefits reflecting all assets at fair value	1,767,114,724	1,654,769,145

Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(952,872)	3,188,331

Net assets available for benefits	$1,766,161,852	$1,657,957,476

See accompanying notes.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2007
Contributions
Employees:
Participants’ After-Tax	$2,096,350

Participants’ Pre-Tax	55,071,398

Rollovers	3,934,680

Total Employee Contributions	61,102,428

Employer Match	25,176,040

Total Contributions	86,278,468

Investment Activities

Net investment gain allocated from The Chubb Corporation Master Trust (Note 3)	129,752,622

Interest on participant loans	1,626,149

Mutual fund settlement proceeds	551,473

Total increase in net assets available for benefits derived from investment activities	131,930,244

Deductions

Distributions to participants	109,927,277

Administrative expenses	213,816

Total deductions	110,141,093

Net change during the year	108,067,619

Transfers from other plans	136,757

Net assets available for benefits at December 31, 2006	1,657,957,476

Net assets available for benefits at December 31, 2007	$1,766,161,852

See accompanying notes

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
1. Plan Description
The following is an overall description of the Plan. The Plan is a defined contribution plan. The Plan is sponsored by The Chubb Corporation (the “Plan Sponsor”, or “Employer”). More detailed information may be obtained in the Plan document which is maintained by the Employee Benefits Committee (the “Plan Administrator”).
Eligibility:
Generally, each eligible employee may fully participate in the Plan upon the first business day of the calendar quarter following the completion of one year of service and the attainment of age 21, or the completion of two years of service if under age 21. An eligible employee may make pre-tax pay conversion contributions and/or post-tax contributions on the first day of the month following a full calendar month of employment, but no employer matching contribution will be made until the full participation requirements described above are satisfied.
Contributions:
Under the Plan, a participant may elect to have up to 25% of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis or after-tax basis. Pre-tax pay conversion contributions were subject to a limitation of $15,500 for 2007. (This limitation remains unchanged for 2008.) A participant’s pre-tax pay conversion contributions are generally matched by the Employer dollar for dollar up to the first 4% of compensation (the “employer matching contribution”). In addition to a participant’s pre-tax pay conversion contributions, a participant who attains at least age 50 by the end of the plan year may elect to have part of his or her salary in excess of the limitation amount otherwise due from the Employer contributed to the Plan by the Employer on a pre-tax basis (“catch-up contributions”). Catch-up contributions were subject to a limitation of $5,000 for 2007. (This limitation remains unchanged for 2008.) In addition, employees may make rollover contributions from other qualified plans, certain annuity contracts, eligible government retirement plans and individual retirement accounts or annuities that consist solely of eligible rollover contributions.
The Plan allows each participant the option of investing his or her own contributions, his or her share of the employer’s matching contribution, and his or her account balance in several investment options. The investment options are composed of investments in The Chubb Corporation common stock fund, various mutual funds and a fixed income fund managed by an outside investment manager, subject to the Plan’s guidelines. Participants may, subject to limitations, transfer their investments between funds at their own request. The Chubb Stock Fund constitutes an employee stock ownership plan, under which dividends may be paid and deducted by The Chubb Corporation.
Vesting:
A separate account is maintained for each participant. A participant is always 100% vested in the portion of his or her account attributable to pre-tax pay conversion contributions and participant after-tax contributions. Each participant employed on or prior to December 31, 1992 and until December 31, 2001 has a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. A participant hired after December 31, 1992 and until December 31, 2001 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in the employer matching contributions (and earnings credited thereon) in his or her account. As of January 1, 2002, vesting is based on a six-year graded schedule, except that vesting for participants employed as of December 31, 2001 shall be based on the better of the previous five-year cliff vesting schedule or the six-year graded schedule. Service with affiliated non-participating companies is credited in calculating participant’s vesting and eligibility service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions, restore formerly forfeited accounts of eligible rehired employees, or pay plan expenses.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
1. Plan Description (continued)
Distributions and Withdrawal of Contributions:
In certain circumstances, a participant may withdraw, from his or her account, an amount not exceeding the aggregate current value of his or her own participant contributions, subject to certain limitations. In the event of financial hardship, subject to limitations and penalties, an active participant may withdraw certain amounts from his or her account. All withdrawals must be in cash.
Loans:
Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances or annualized salary, subject to limitations in the Plan. The loans are secured by the balance in the participants’ accounts and bear interest at a rate which is equal to the prime rate as reported in The Wall Street Journal on the last business day of the month preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Participant loans are valued at the unpaid principal balances, with maturities ranging from one to five years or ten years in the case of the purchase of a residence. Principal and interest are paid ratably on a self-amortizing basis through semi-monthly payroll deductions. The outstanding principal amounts of any loans can be prepaid on any business day. In the event a participant has a loan outstanding, various limitations exist on such participant’s rights to receive further loans under the Plan.
Payment of Vested Benefits:
Upon retirement, the balance in a participant’s account is payable to him or her in a lump sum or in installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of installments until a time which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement, disability or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant’s account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to maintain his or her account in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.
Upon request, any lump sum distribution to a participant or his or her beneficiary from the Chubb Stock Fund or the ESOP (Employee Stock Ownership Plan) Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.
2. Summary of Significant Accounting Policies
Basis of Presentation:
The accounting and financial reporting policies of the Plan are in accordance with accounting principles generally accepted in the United States.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
2. Summary of Significant Accounting Policies (continued)
Investment Valuation
The Chubb Master Trust (“Master Trust”) held the assets of the Plan, except for participant loans, at December 31, 2007 and 2006
The Plan’s investments in the Master Trust are valued as follows:
•	The Chubb Corporation common stock is valued at the last reported sales price on the last business day of the calendar year.

•	Investment in registered investment companies are stated at fair value using the quoted market price on the last business day of the Plan year

•	Investments in money market funds are valued at cost plus accrued interest which approximates fair value.

•	The Stable Value Portfolio (the “Fund”) invests in investment contracts issued by insurance companies and other financial institutions, in fixed income securities as further described below, and money market funds to provide daily liquidity. Some investment contracts are structured solely as a general debt obligation of the issuer. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Other investment contracts (“wrapper contracts”) are purchased in conjunction with an investment by the Fund in fixed income securities, which may include, but is not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities, futures contracts, option contracts, swap agreements, and bond funds. Contract value represents contributions to the fund plus interest accrued less redemptions. The interest rates for the year ended December 31, 2007 ranged from 4.61 % to 4.91%. Generally, interest rates are reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yields for the years ended December 31, 2007 and 2006 were 4.71% and 4.38%, respectively. Generally, these contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

•	Participant loans are valued at the unpaid principal balances
The Stable Value Portfolio (Fully Benefit-Responsive Investment Contracts)
On December 29, 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants (“AICPA”) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP). This FSP amends the guidance in AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,” with respect to the definition of “fully benefit- responsive” and the presentation and disclosure of fully benefit-responsive investment contracts. The Plan adopted this guidance for the December 31, 2006 financial statements.
The new FSP defines the use of investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents an adjustment to the value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
2. Summary of Significant Accounting Policies (continued)
Security Transactions
Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
3. Investments in Master Trust
The Master Trust is managed by Fidelity Management Trust Company (the “Trustee”). Although the Plan participants have the right to choose the investment fund(s) in which they want their accounts invested, the Trustee has limited discretionary authority over the purchase and sale of the underlying investments for certain of the investment funds, as specified in the Master Trust.
The Plan’s investments are in the Master Trust that was established for the investment of assets of the Plan and The Chubb Corporation Employee Stock Ownership Plan (ESOP), which was merged into the Plan effective October 29, 2004. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was 100%.
The following table presents the fair value of investments for the Master Trust at December 31, 2007 and 2006. Investments that represent 5% or more of the Master Trust investments as of December 31, 2007 and 2006 are separately identified.

	December 31
	2007	2006

Investments, at fair value
Fixed income securities:
Stable Value Portfolio	$273,128,479	$261,440,406
The Chubb Corporation common stock	419,860,595	452,151,477
Mutual funds:
Spartan U.S. Equity Index Fund	143,837,456	143,583,979
Fidelity Contrafund Fund	190,519,469	160,051,058
Fidelity Diversified International	131,801,416	108,323,658
Other	512,101,044	445,473,561

Subtotal	978,259,385	857,432,256

Money market funds	48,501,280	38,919,891

Total	$1,719,749,739	$1,609,944,030

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
3. Investments in Master Trust (continued)
Investment income for the Master Trust is as follows:

Year ended
December 31 2007

Net appreciation in fair value of investments determined by quoted market price:
The Chubb Corporation common stock	$13,545,449
Mutual funds	31,833,526

Total net appreciation	45,378,975

Interest and dividend income	84,373,647

Net investment income to the Master Trust	$129,752,622

4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated June 6, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuances of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan has been operating in compliance with applicable requirements of the Code. On January 31, 2008, the Plan was filed with the Internal Revenue Service for a new determination letter pursuant to Revenue Procedure 2007-44.
Participants currently pay no U.S. Federal income tax on contributing employer matching contributions or income earned by the Trust. When a participant, or his/her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.
5. Plan Expenses
Unless paid by the Plan Sponsor, the Trustee pays the expenses of the Plan using Plan assets. For 2007 and 2006, the following expenses have been paid by the Plan: (a) taxes on the assets in the Trust Fund or related income, (b) brokerage costs, (c) other expenses in connection with the purchase and sale of assets by the managers of Funds, (d) fees paid for asset management and (e) certain overhead expenses directly attributable to the administration of the Plan.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those such changes could materially affect the amounts reported in the statements of net assets available for benefits.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION, CHUBB & SON INC.
AND PARTICIPATING AFFILIATES
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
6. Risks and Uncertainties (continued)
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of the Chubb Stock Fund, which invests primarily in The Chubb Corporation common stock. The Plan’s exposure to credit risk on guaranteed investment contracts is limited to the fair value of the contracts with each counterparty.
7. Plan Termination
While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.
8. Difference Between Financial Statements and Form 5500
The net assets and change in net assets in the accompanying financial statements will differ from the Form 5500 due to differences in the way Stable Value Fund contracts are presented.

	December 31
	2007	2006

Investment in Master Trust at fair value	$1,719,749,739	$1,609,944,030

Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(952,872)	3,188,331

Investment in Master Trust at contract value	$1,718,796,867	$1,613,132,361

9. Subsequent Events
The Plan was amended and restated, effective January 1, 2008. As part of the amendment and restatement, the Plan was renamed the Capital Accumulation Plan of The Chubb Corporation, the 25% deferral limitation was increased to 50%, and certain amendment authority was delegated down to the Plan Administrator. Effective July 1, 2008, the Plan was amended to incorporate an automatic enrollment feature for new hires and employees who never participated in the Plan. Additionally, the Profit Sharing Committee was replaced by the Employee Benefits Committee as Plan Administrator.
10. Recent Accounting Pronouncements
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 157 will have a material impact on the Plan’s financial statements.

Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Plan’s Year)
December 31, 2007

Value
Participant loans*	$22,188,945

*	Interest rates range from 5% to 10% and mature in one to five years or ten years in the case of the purchase of a residence.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. and PARTICIPATING AFFILIATES
By:	/s/ EILEEN GALLAGHER
Eileen Gallagher, Chairperson of the
Employee Benefits Committee

Dated: June 23, 2008

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm — Mitchell & Titus LLP